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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                            NoFire Technologies, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.20 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   654865 10 4
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                                 (CUSIP Number)

                                 James F. Lavin
                                483 Winthrop Road
                                Teaneck, NJ 07666
                                 (201) 833-1307
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 23, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               (Page 1 of 8 Pages)
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CUSIP No. 654865 10 4                 13D                      PAGE 2 of 8 PAGES
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             James F. Lavin
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             BK + PF
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
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  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       11,209,420 (all shares owned indirectly through
                                a wholly owned limited liability company)
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     11,209,420 (all shares owned indirectly through
                                a wholly owned limited liability company)
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,209,420 (all shares owned indirectly through a wholly owned limited liability company)
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             31.4%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
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                               (Page 2 of 8 Pages)
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CUSIP No. 654865 10 4                 13D                      PAGE 3 of 8 PAGES
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Lavin Holdings LLC
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             BK + WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             New Jersey
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  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       11,209,420
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     11,209,420
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,209,420
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             31.4%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             OO
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                               (Page 3 of 8 Pages)
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CUSIP No. 654865 10 4                 13D                      PAGE 4 of 8 PAGES
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Item 1.  Security and Issuer:
         --------------------

         Common Stock, par value $0.20 per share

         NoFire Technologies, Inc.
         21 Industrial Avenue
         Upper Saddle River, NJ  07458

Item 2.  Identity and Background:
         ------------------------

         (a) This statement is filed on behalf of Mr. James F. Lavin and Lavin Holdings, Inc., a New Jersey limited liability company (collectively, the "Reporting Parties").

         (b) The address of each of the Reporting Parties is 483 Winthrop Road, Teaneck, NJ 07666.

         (c) Mr. Lavin is a consultant and an entrepreneur. He is the sole manager and member of Lavin Holdings, LLC, which is the company through which Mr. Lavin performs consulting services and which holds certain of his investments.

         (d) The Reporting Parties have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Parties have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Lavin is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         On December 23, 2004, Lavin Holdings purchased 7,284,256 shares of Common Stock of the Issuer and warrants to purchase 3,694,032 shares of Common Stock of the Issuer for a purchase price of $0.001 per share, or aggregate purchase price of $7,284.25, in a private purchase transaction pursuant to a Purchase and Sale Agreement (the "First Purchase Agreement") entered into with six sellers (the "First Private Sellers") who had previously purchased these securities from the Issuer in private placement transactions. Lavin Holdings drew funds from a line of credit at JP Morgan Chase Bank, N.A. to purchase these securities. No part of the purchase price was allocated to the warrants, all of which have an exercise price of $0.72 per share. Warrants to purchase 1,847,016 shares expire on January 6, 2005, and warrants to purchase the remaining 1,847,016 shares expire on February 15, 2005.

                               (Page 4 of 8 Pages)
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CUSIP No. 654865 10 4                 13D                      PAGE 5 of 8 PAGES
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         Under the First Purchase Agreement, FireAway LLC, a second limited liability company of which Mr. Lavin is the sole member and manager, purchased from one of the First Private Sellers, NF Partners, LLC, two 6.00% promissory notes of the Issuer in the aggregate principal amount of $88,811.25 (the
"Notes") for a purchase price of $44,405.63, which are payable by the Issuer to the holder thereof on December 31, 2004. The Notes are secured by a security interest granted by the Issuer to NF Partners in two patents owned by the Issuer relating to its intumescent fire retardant coating material, under a Patent Security Agreement dated March 13, 2003. In connection with the First Purchase Agreement, NF Partners assigned to FireAway all rights of NF Partners under the Patent Security Agreement and all UCC financing statements filed by NF Partners as a secured party under the Patent Security Agreement. In addition, in connection with the First Purchase Agreement, the First Private Sellers assigned to Lavin Holdings all rights of such Sellers under a Registration Rights Agreement dated as of June 15, 1998 between the Issuer, the First Private
Sellers and certain others, as amended by an Amendment to Registration Rights Agreement dated as of January 7, 2000 (the "Registration Rights Agreement").

         On December 27, 2004, Lavin Holdings purchased 231,132 additional shares of Common Stock of the Issuer for a purchase price of $0.001 per share, or an aggregate purchase price of $231.13, in a private purchase transaction pursuant to a Purchase and Sale Agreement (the "Second Purchase Agreement") entered into with two sellers (the "Second Private Sellers") who had previously purchased these securities from the Issuer in private placement transactions. Lavin Holdings used cash on hand to purchase these securities. Pursuant to the Second Purchase Agreement, the Second Private Sellers also assigned to Lavin Holdings all rights of such Sellers under the Registration Rights Agreement.

Item 4.  Purpose of Transaction:
         -----------------------

         The Reporting Persons have acquired the shares of Common Stock reported in this Schedule 13D to obtain a significant equity position in the Issuer. The Reporting Persons may purchase additional shares of Common Stock of the Issuer from time to time in privately negotiated transactions with third parties or otherwise, subject to and depending upon availability at prices deemed favorable by the Reporting Persons.

         Mr. Lavin intends to closely monitor developments at and pertaining to the Issuer, and expects to attempt to meet with management or directors of the Issuer with a view towards identifying what role, if any, Mr. Lavin might play in respect of the Issuer's business. Mr. Lavin may seek to influence management, and contemplates considering the advantages of possibly attempting to effect a change in control, or gaining control, of the Issuer depending upon future evaluations by Mr. Lavin of the business prospects of the Issuer.

                               (Page 5 of 8 Pages)
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CUSIP No. 654865 10 4                 13D                      PAGE 6 of 8 PAGES
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         In addition to the foregoing, Mr. Lavin, on behalf of FireAway LLC, intends to seek a license agreement with the Issuer covering certain of its proprietary fire retardant technology which Mr. Lavin believes will be mutually beneficial for both the Issuer and FireAway. FireAway LLC is a start-up company engaged in the business of developing fire extinguishing products.

         Except as indicated in this Schedule 13D, the Reporting Parties have no present plans or proposals which relate to or would result in any of the transactions or events described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer:
         -------------------------------------

         (a) As of December 27, 2004, Lavin Holdings, LLC (directly) and James
F. Lavin (indirectly through Lavin Holdings, LLC), beneficially owned 11,209,420 shares or 31.4% of the Issuer's outstanding Common Stock.

         (b) Mr. Lavin holds the power to vote or to direct the vote, and to dispose or to direct the disposition of all of the shares reported on this
Schedule 13D.

         (c) On December 23, 2004, Lavin Holdings, LLC purchased an aggregate of 7,284,256 shares of Common Stock and warrants to purchase an aggregate of 3,694,032 shares of Common Stock of the Issuer for an aggregate purchase price of $7,284.25, in a private purchase transaction pursuant to the First Purchase Agreement with the First Private Sellers. On December 27, 2004, Lavin Holdings, LLC purchased an aggregate of 231,132 additional shares of Common Stock of the Issuer for a purchase price of $0.001 per share, or an aggregate purchase price of $231.13, in a private purchase transaction pursuant to the Second Purchase Agreement with the Second Private Sellers.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer:
         ----------------------------

         In connection with each of the First Purchase Agreement and the Second Purchase Agreement, each of the First Private Sellers and the Second Private Sellers delivered to Lavin Holdings, LLC an irrevocable proxy to vote all of the shares sold to Lavin Holdings until the transfer of the shares has been recorded on the books and records of the Issuer and its transfer agent and new certificate(s) representing the shares registered in the name of Lavin Holdings have been delivered to Lavin Holdings.

                               (Page 6 of 8 Pages)
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CUSIP No. 654865 10 4                 13D                      PAGE 7 of 8 PAGES
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Item 7.  Material to be Filed as Exhibits
         --------------------------------

          Exhibit 1. First Purchase Agreement dated December 23, 2004 between Lavin Holdings, LLC and the First Private Sellers.

          Exhibit 2. Assignment dated December 23, 2004 from the First Private Sellers to Lavin Holdings, LLC of Registration Rights Agreement with the Issuer.

          Exhibit 3. Assignment dated December 23, 2004 from NF Partners, LLC to FireAway LLC of promissory notes of the Issuer, Patent Security Agreement with the Issuer and UCC-1 Financing Statement.

          Exhibit 4. Second Purchase Agreement dated December 27, 2004 between Lavin Holdings, LLC and the Second Private Sellers.

          Exhibit 5. Assignment dated December 27, 2004 from the Second Private Sellers to Lavin Holdings, LLC of Registration Rights Agreement with the Issuer.

          Exhibit 6. Form of Irrevocable Proxy given by each of the First Private Sellers and the Second Private Sellers to Lavin Holdings, LLC.




















                               (Page 7 of 8 Pages)
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CUSIP No. 654865 10 4                 13D                      PAGE 8 of 8 PAGES
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                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct, and the undersigned each agree that this Schedule 13D is filed on behalf of each of them.


Date:  December 30, 2004                  /s/ James F. Lavin
                                          -------------------------------------
                                          James F. Lavin



                                          LAVIN HOLDINGS, LLC



                                          By:  /s/ James F. Lavin
                                             ----------------------------------
                                               Name:    James F. Lavin
                                               Title:   Manager



























                               (Page 8 of 8 Pages)
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                                  EXHIBIT INDEX
                                  -------------


          Exhibit 1. First Purchase Agreement dated December 23, 2004 between Lavin Holdings, LLC and the First Private Sellers.

          Exhibit 2. Assignment dated December 23, 2004 from the First Private Sellers to Lavin Holdings, LLC of Registration Rights Agreement with the Issuer.

          Exhibit 3. Assignment dated December 23, 2004 from NF Partners, LLC to FireAway LLC of promissory notes of the Issuer, Patent Security Agreement with the Issuer and UCC-1 Financing Statement.

          Exhibit 4. Second Purchase Agreement dated December 27, 2004 between Lavin Holdings, LLC and the Second Private Sellers.

          Exhibit 5. Assignment dated December 27, 2004 from the Second Private Sellers to Lavin Holdings, LLC of Registration Rights Agreement with the Issuer.

          Exhibit 6. Form of Irrevocable Proxy given by each of the First Private Sellers and the Second Private Sellers to Lavin Holdings, LLC.